UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                        Raptor Networks Technology, Inc.
                                (Name of Issuer)

               Shares of Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                    75382A107
                                 (CUSIP Number)

                                  June 1, 2007
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










                               Page 1 of 14 Pages

CUSIP No. 75382A107                    13G                   Page 2 of 14 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Castlerigg Master Investments Ltd.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            British Virgin Islands
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    9.25% Senior Convertible Notes due July 31, 2008 convertible into 9,836,502 shares of Common Stock
                    (See Item 4(a))

                    9.25% Amended and Restated Senior Convertible
                    Notes due July 31, 2008 convertible into 3,640,666 shares of Common Stock (See Item 4(a))

                    Series L-1 Warrants to purchase 13,652,498 shares of Common Stock (See Item 4(a))

                    Series L-2 Warrants to purchase 7,281,332 shares of Common Stock (See Item 4(a))
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    9.25% Senior Convertible Notes due July 31, 2008 convertible into 9,836,502 shares of Common Stock
                    (See Item 4(a))

                    9.25% Amended and Restated Senior Convertible
                    Notes due July 31, 2008 convertible into 3,640,666 shares of Common Stock (See Item 4(a))

                    Series L-1 Warrants to purchase 13,652,498 shares of Common Stock (See Item 4(a))

                    Series L-2 Warrants to purchase 7,281,332 shares of Common Stock (See Item 4(a))
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            9.25% Senior Convertible Notes due July 31, 2008 convertible into 9,836,502 shares of Common Stock (See Item 4(a))

            9.25% Amended and Restated Senior Convertible Notes due July 31, 2008 convertible into 3,640,666 shares of Common Stock (See Item 4(a))

            Series L-1 Warrants to purchase 13,652,498 shares of Common Stock (See Item 4(a))

            Series L-2 Warrants to purchase 7,281,332 shares of Common
            Stock (See Item 4(a))
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                         [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            9.99%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            CO
-----------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 75382A107                    13G                   Page 3 of 14 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Sandell Asset Management Corp.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    9.25% Senior Convertible Notes due July 31, 2008 convertible into 9,836,502 shares of Common Stock
                    (See Item 4(a))

                    9.25% Amended and Restated Senior Convertible
                    Notes due July 31, 2008 convertible into 3,640,666 shares of Common Stock (See Item 4(a))

                    Series L-1 Warrants to purchase 13,652,498 shares of Common Stock (See Item 4(a))

                    Series L-2 Warrants to purchase 7,281,332 shares of
                    Common Stock (See Item 4(a))
OWNED BY            _________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    9.25% Senior Convertible Notes due July 31, 2008 convertible into 9,836,502 shares of Common Stock
                    (See Item 4(a))

                    9.25% Amended and Restated Senior Convertible
                    Notes due July 31, 2008 convertible into 3,640,666 shares of Common Stock (See Item 4(a))

                    Series L-1 Warrants to purchase 13,652,498 shares of Common Stock (See Item 4(a))

                    Series L-2 Warrants to purchase 7,281,332 shares of Common Stock (See Item 4(a))
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            9.25% Senior Convertible Notes due July 31, 2008 convertible into 9,836,502 shares of Common Stock (See Item 4(a))

            9.25% Amended and Restated Senior Convertible Notes due July 31, 2008 convertible into 3,640,666 shares of Common Stock (See Item 4(a))

            Series L-1 Warrants to purchase 13,652,498 shares of Common Stock (See Item 4(a))

            Series L-2 Warrants to purchase 7,281,332 shares of Common
            Stock (See Item 4(a))
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                         [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            9.99%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            CO
-----------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 75382A107                    13G                   Page 4 of 14 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Castlerigg International Limited
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            British Virgin Islands
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    9.25% Senior Convertible Notes due July 31, 2008 convertible into 9,836,502 shares of Common Stock
                    (See Item 4(a))

                    9.25% Amended and Restated Senior Convertible
                    Notes due July 31, 2008 convertible into 3,640,666 shares of Common Stock (See Item 4(a))

                    Series L-1 Warrants to purchase 13,652,498 shares of Common Stock (See Item 4(a))

                    Series L-2 Warrants to purchase 7,281,332 shares of Common Stock (See Item 4(a))
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    9.25% Senior Convertible Notes due July 31, 2008 convertible into 9,836,502 shares of Common Stock
                    (See Item 4(a))

                    9.25% Amended and Restated Senior Convertible
                    Notes due July 31, 2008 convertible into 3,640,666 shares of Common Stock (See Item 4(a))

                    Series L-1 Warrants to purchase 13,652,498 shares of Common Stock (See Item 4(a))

                    Series L-2 Warrants to purchase 7,281,332 shares of Common Stock (See Item 4(a))
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            9.25% Senior Convertible Notes due July 31, 2008 convertible into 9,836,502 shares of Common Stock (See Item 4(a))

            9.25% Amended and Restated Senior Convertible Notes due July 31, 2008 convertible into 3,640,666 shares of Common Stock (See Item 4(a))

            Series L-1 Warrants to purchase 13,652,498 shares of Common Stock (See Item 4(a))

            Series L-2 Warrants to purchase 7,281,332 shares of Common
            Stock (See Item 4(a))
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                         [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            9.99%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            CO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 75382A107                    13G                   Page 5 of 14 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Castlerigg International Holdings Limited
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            British Virgin Islands
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    9.25% Senior Convertible Notes due July 31, 2008 convertible into 9,836,502 shares of Common Stock
                    (See Item 4(a))

                    9.25% Amended and Restated Senior Convertible
                    Notes due July 31, 2008 convertible into 3,640,666 shares of Common Stock (See Item 4(a))

                    Series L-1 Warrants to purchase 13,652,498 shares of Common Stock (See Item 4(a))

                    Series L-2 Warrants to purchase 7,281,332 shares of Common Stock (See Item 4(a))
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    9.25% Senior Convertible Notes due July 31, 2008 convertible into 9,836,502 shares of Common Stock
                    (See Item 4(a))

                    9.25% Amended and Restated Senior Convertible
                    Notes due July 31, 2008 convertible into 3,640,666 shares of Common Stock (See Item 4(a))

                    Series L-1 Warrants to purchase 13,652,498 shares of Common Stock (See Item 4(a))

                    Series L-2 Warrants to purchase 7,281,332 shares of Common Stock (See Item 4(a))
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            9.25% Senior Convertible Notes due July 31, 2008 convertible into 9,836,502 shares of Common Stock (See Item 4(a))

            9.25% Amended and Restated Senior Convertible Notes due July 31, 2008 convertible into 3,640,666 shares of Common Stock (See Item 4(a))

            Series L-1 Warrants to purchase 13,652,498 shares of Common Stock (See Item 4(a))

            Series L-2 Warrants to purchase 7,281,332 shares of Common
            Stock (See Item 4(a))
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                         [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            9.99%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            CO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 75382A107                    13G                   Page 6 of 14 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Thomas E. Sandell
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Sweden
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    Senior Convertible Notes due July 31, 2008 convertible into 9,836,502 shares of Common Stock
                    (See Item 4(a))

                    9.25% Amended and Restated Senior Convertible
                    Notes due July 31, 2008 convertible into 3,640,666 shares of Common Stock (See Item 4(a))

                    Series L-1 Warrants to purchase 13,652,498 shares of Common Stock (See Item 4(a))

                    Series L-2 Warrants to purchase 7,281,332 shares of Common Stock (See Item 4(a))
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    Senior Convertible Notes due July 31, 2008 convertible into 9,836,502 shares of Common Stock
                    (See Item 4(a))

                    9.25% Amended and Restated Senior Convertible
                    Notes due July 31, 2008 convertible into 3,640,666 shares of Common Stock (See Item 4(a))

                    Series L-1 Warrants to purchase 13,652,498 shares of Common Stock (See Item 4(a))

                    Series L-2 Warrants to purchase 7,281,332 shares of Common Stock (See Item 4(a))
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            Senior Convertible Notes due July 31, 2008 convertible into 9,836,502 shares of Common Stock (See Item 4(a))

            9.25% Amended and Restated Senior Convertible Notes due July 31, 2008 convertible into 3,640,666 shares of Common Stock (See Item 4(a))

            Series L-1 Warrants to purchase 13,652,498 shares of Common Stock (See Item 4(a))

            Series L-2 Warrants to purchase 7,281,332 shares of Common
            Stock (See Item 4(a))
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                         [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            9.99%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 75382A107                    13G                   Page 7 of 14 Pages

This report on Schedule 13G (this "Schedule 13G") relates to the (i) Senior Convertible Notes due July 31, 2008 (the "Senior Notes") convertible into 9,836,502 shares of Common Stock (as defined in Item 2(d)) (ii) 9.25% Amended and Restated Senior Convertible Notes due July 31, 2008 (the "Amended and Restated Senior Notes", which together with the Senior Notes are referred to as the "Notes") convertible into 3,640,666 shares of Common Stock, (iii) Series L-1 Warrants to purchase 13,652,498 shares of Common Stock and (iv) Series L-2 Warrants to purchase 7,281,332 shares of Common Stock (Series L-1 Warrants together with Series L-2 Warrants are referred to as the "Series L Warrants") (collectively, the "Owned Shares") held by Castlerigg Master Investments Ltd. In addition to the Owned Shares, the Reporting Persons (as defined below) may be deemed to beneficially own (i) Series M-1 Warrants to purchase 4,437,062 shares of Common Stock and (ii) Series M-2 Warrants to purchase 2,366,433 shares of Common Stock (Series M-1 Warrants together with Series M-2 Warrants are referred to as the "Series M Warrants"). However, pursuant to the terms of the Series M Warrants, Castlerigg Master Investments Ltd. cannot exercise any of these Series M Warrants until such time as the Company elects to exercise its Mandatory Conversion Right (as defined in the Series M Warrants).

Item 1.

(a)   Name of Issuer

            Raptor Networks Technology, Inc. (the "Company")

(b)   Address of Issuer's Principal Executive Offices

            1241 E. Dyer Road, Suite 150
            Santa Ana, California 92705

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship

         CASTLERIGG MASTER INVESTMENTS LTD.
         ----------------------------------
         c/o Citico Fund Services (Curacao) N.V.
         Kaya Flamboyan 9
         P.O. Box 812
         Curacao, Netherlands, Antilles
         Citizenship:  British Virgin Islands

         SANDELL ASSET MANAGEMENT CORP.
         ------------------------------
         40 West 57th Street, 26th Floor
         New York, New York 10019
         Citizenship:  Cayman Islands, British West Indies

         CASTLERIGG INTERNATIONAL LIMITED
         --------------------------------
         c/o Citico Fund Services (Curacao) N.V.
         Kaya Flamboyan 9

CUSIP No. 75382A107                    13G                   Page 8 of 14 Pages

         P.O. Box 812
         Curacao, Netherlands, Antilles
         Citizenship:  British Virgin Islands

         CASTLERIGG INTERNATIONAL HOLDINGS LIMITED
         -----------------------------------------
         c/o Citico Fund Services (Curacao) N.V.
         Kaya Flamboyan 9
         P.O. Box 812
         Curacao, Netherlands, Antilles
         Citizenship:  British Virgin Islands

         THOMAS E. SANDELL
         -----------------
         40 West 57th Street, 26th Floor
         New York, New York 10019
         Citizenship:  Sweden

The entities and person listed above are collectively referred to herein as "Reporting Persons".

Item 2(d)   Title of Class of Securities

         Shares of Common Stock, $0.001 par value ("Common Stock")

Item 2(e)   CUSIP Number

         75382A107

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
 (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4.   Ownership

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP No. 75382A107                    13G                   Page 9 of 14 Pages

        (a) Amount beneficially owned:

        As of the date of this filing, each of Castlerigg Master Investment Funds Ltd., Sandell Asset Management Corp., Castlerigg International Limited, Castlerigg International Holdings Limited and Thomas E. Sandell may be deemed the beneficial owner (i) Senior Notes convertible into 9,836,502 shares of Common Stock, (ii) Amended and Restated Notes convertible into 3,640,666 shares of Common Stock, (iii) Series L-1 Warrants to purchase 13,652,498 shares of Common Stock and (iv) Series L-2 Warrants to purchase 7,281,332 shares of Common Stock, all owned by Castlerigg Master Investments Ltd.

        As set forth in the terms of the Notes and the Series L Warrants, the number of shares of Common Stock into which the Notes and the Series L Warrants are convertible or exercisable (as applicable) is limited to the number of shares that would result in the Reporting Persons having aggregate beneficial ownership of not more than 9.99% of the total issued and outstanding shares of Common Stock (the "Blocker").

        Sandell Asset Management Corp. is the investment manager of Castlerigg Master Investments Ltd. Thomas E. Sandell is the controlling shareholder of Sandell Asset Management Corp. Castlerigg International Ltd. is the controlling shareholder of Castlerigg International Holdings Ltd., which is the controlling shareholder of Castlerigg Master Investments Ltd. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of Common Stock owned by another Reporting Person. In addition, each of Sandell Asset Management Corp., Castlerigg International Limited, Castlerigg International Holdings Limited and Thomas E. Sandell disclaims beneficial ownership of the shares of Common Stock owned by Castlerigg Master Investments Ltd.


        (b) Percent of class:

        The Company's Quarterly Report on Form 10-QSB that was filed on May 15, 2007, indicates there were 58,897,852 shares of Common Stock outstanding as of May 8, 2007. Therefore, based on the Company's outstanding shares of Common Stock and subject to the Blocker, Castlerigg Master Investments Ltd., Sandell Asset Management Corp., Castlerigg International Limited, Castlerigg International Holdings Limited and Thomas E. Sandell may each be deemed to beneficially own 9.99% of the outstanding shares of Common Stock of the Company. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.

        (c) Number of shares as to which such person has:

            (i)     Sole power to vote or to direct the vote

                    0

            (ii)    Shared power to vote or to direct the vote

                    See Item 4(a)

            (iii)   Sole power to dispose or to direct the disposition of

CUSIP No. 75382A107                    13G                   Page 10 of 14 Pages

            (iv)    Shared power to dispose or to direct
                    the disposition of

                    See Item 4(a)

Item 5.    Ownership of Five Percent or Less of a Class

        Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

        Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

        Not applicable.

Item 8.    Identification and Classification of Members of the Group

        See Exhibit I.

Item 9.    Notice of Dissolution of Group

        Not applicable.

Item 10.   Certification

        By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of June 11, 2007, by and among Castlerigg Master Investments Ltd., Sandell Asset Management Corp., Castlerigg International Limited, Castlerigg International Holdings Limited and Thomas E. Sandell.

Exhibit II:  Powers of Attorney of Thomas E. Sandell, dated June 11, 2007.

CUSIP No. 75382A107                    13G                   Page 11 of 14 Pages

SIGNATURES

            After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: June 11, 2007

CASTLERIGG MASTER INVESTMENTS LTD.          SANDELL ASSET MANAGEMENT CORP.

BY:  SANDELL ASSET MANAGEMENT CORP.,
     its Investment Manager


By: /s/ Thomas E. Sandell                   By: /s/ Thomas E. Sandell
    -----------------------------               -----------------------------
Name: Thomas E. Sandell                     Name: Thomas E. Sandell
Title: Chief Executive Officer              Title: Chief Executive Officer


CASTLERIGG INTERNATIONAL LIMITED            CASTLERIGG INTERNATIONAL HOLDINGS
                                            LIMITED

BY:  SANDELL ASSET MANAGEMENT CORP.,        BY: SANDELL ASSET MANAGEMENT CORP.,
     its Investment Manager                      its Investment Manager


By: /s/ Thomas E. Sandell                   By: /s/ Thomas E. Sandell
    -----------------------------               -----------------------------
Name: Thomas E. Sandell                     Name: Thomas E. Sandell
Title: Chief Executive Officer              Title: Chief Executive Officer



/s/ Thomas E. Sandell
---------------------------------
THOMAS E. SANDELL

CUSIP No. 75382A107                    13G                   Page 12 of 14 Pages

                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, $0.001 par value, of Raptor Networks Technology, Inc., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of June 11, 2007



CASTLERIGG MASTER INVESTMENTS LTD.          SANDELL ASSET MANAGEMENT CORP.

BY:  SANDELL ASSET MANAGEMENT CORP.,
     its Investment Manager


By: /s/ Thomas E. Sandell                   By: /s/ Thomas E. Sandell
    -----------------------------               -----------------------------
Name: Thomas E. Sandell                     Name: Thomas E. Sandell
Title: Chief Executive Officer              Title: Chief Executive Officer


CASTLERIGG INTERNATIONAL LIMITED            CASTLERIGG INTERNATIONAL HOLDINGS
                                            LIMITED

BY:  SANDELL ASSET MANAGEMENT CORP.,        BY: SANDELL ASSET MANAGEMENT CORP.,
     its Investment Manager                      its Investment Manager


By: /s/ Thomas E. Sandell                   By: /s/ Thomas E. Sandell
    -----------------------------               -----------------------------
Name: Thomas E. Sandell                     Name: Thomas E. Sandell
Title: Chief Executive Officer              Title: Chief Executive Officer


/s/ Thomas E. Sandell
-----------------------------
Thomas E. Sandell

CUSIP No. 75382A107                    13G                   Page 13 of 14 Pages

                                POWER OF ATTORNEY
                                -----------------

KNOW ALL MEN BY THESE PRESENTS, that Castlerigg Master Investments Ltd., whose signature appears below, constitutes and appoints each of Timothy O'Brien, Richard A. Gashler and Jamil French as its attorney-in-fact and agent for the undersigned solely for the purpose of executing reports required under Sections 13(d) and 16 of the Securities Exchange Act of 1934, as amended, and filing the same, with exhibits and appendices thereto, and other documents in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that each said attorney-in-fact may do or cause to be done by virtue hereof.

Dated:  June 11, 2007               CASTLERIGG MASTER INVESTMENTS LTD.

                                    By: Sandell Asset Management Corp.
                                        its Investment Manager

                                        By: /s/ Thomas E. Sandell
                                            ------------------------------
                                            Thomas E. Sandell
                                            Chief Executive Officer



                                POWER OF ATTORNEY
                                -----------------

KNOW ALL MEN BY THESE PRESENTS, that Sandell Asset Management Corp., whose signature appears below, constitutes and appoints each of Timothy O'Brien, Richard A. Gashler and Jamil French as its attorney-in-fact and agent for the undersigned solely for the purpose of executing reports required under Sections 13(d) and 16 of the Securities Exchange Act of 1934, as amended, and filing the same, with exhibits and appendices thereto, and other documents in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that each said attorney-in-fact may do or cause to be done by virtue hereof.

Dated:  June 11, 2007               SANDELL ASSET MANAGEMENT CORP.

                                    By: /s/ Thomas E. Sandell
                                        ------------------------------
                                        Thomas E. Sandell
                                        Chief Executive Officer



                                POWER OF ATTORNEY
                                -----------------

KNOW ALL MEN BY THESE PRESENTS, that Castlerigg International Limited, whose signature appears below, constitutes and appoints each of Timothy O'Brien, Richard A. Gashler and Jamil French as its attorney-in-fact and agent for the undersigned solely for the purpose of executing reports required under Sections 13(d) and 16 of the Securities Exchange Act of 1934, as amended, and filing the same, with exhibits and appendices thereto, and other documents in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that each said attorney-in-fact may do or cause to be done by virtue hereof.

Dated:  June 11, 2007               CASTLERIGG INTERNATIONAL LIMITED

                                    By: Sandell Asset Management Corp.

CUSIP No. 75382A107                    13G                   Page 14 of 14 Pages

                                       its Investment Manager

                                    By: /s/ Thomas E. Sandell
                                        ------------------------------
                                            Thomas E. Sandell
                                            Chief Executive Officer



                                POWER OF ATTORNEY
                                -----------------

KNOW ALL MEN BY THESE PRESENTS, that Castlerigg International Holdings Limited, whose signature appears below, constitutes and appoints each of Timothy O'Brien, Richard A. Gashler and Jamil French as its attorney-in-fact and agent for the undersigned solely for the purpose of executing reports required under Sections 13(d) and 16 of the Securities Exchange Act of 1934, as amended, and filing the same, with exhibits and appendices thereto, and other documents in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that each said attorney-in-fact may do or cause to be done by virtue hereof.

Dated:  June 11, 2007               CASTLERIGG INTERNATIONAL HOLDINGS LIMITED

                                    By: Sandell Asset Management Corp.
                                        its Investment Manager

                                        By: /s/ Thomas E. Sandell
                                            ------------------------------
                                            Thomas E. Sandell
                                            Chief Executive Officer



                                POWER OF ATTORNEY
                                -----------------

KNOW ALL MEN BY THESE PRESENTS, that Thomas E. Sandell, whose signature appears below, constitutes and appoints each of Timothy O'Brien, Richard A. Gashler and Jamil French as his attorney-in-fact and agent for the undersigned solely for the purpose of executing reports required under Sections 13(d) and 16 of the Securities Exchange Act of 1934, as amended, and filing the same, with exhibits and appendices thereto, and other documents in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that each said attorney-in-fact may do or cause to be done by virtue hereof.

Dated:  June 11, 2007
                                        /s/ Thomas E. Sandell
                                        ------------------------------
                                        Thomas E. Sandell